Filed by Franklin Value Investors Trust

on behalf of Franklin Small Cap Value Fund

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Franklin Value Investors Trust

on behalf of Franklin Midcap Value Fund

File No. 333-219174

Franklin MidCap Value Fund Any Vote Script

                                                                                                           (ANY VOTE)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment with the Franklin MidCap Value Fund.

The Special Meeting of Shareholders is scheduled to take place on October 27, 2017 and currently our records indicate your vote has not been recorded. As a convenience, I can record your vote by phone.

The Board of Trustees is unanimously recommending a vote “For” the proposal, but you may also cast an “Against” or “Abstain” vote.

Would you like to vote “For”, “Against” or “Abstain”?

(Pause For Response)

(Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts you own with the Franklin MidCap Value Fund before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).

For confirmation purposes:

  Please state your full name. (Pause)
  According to our records, you reside in (city, state, zip code). (Pause)
  To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of your vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions please call the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY

Updated 10-5-2017